Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 (0) 11 294 9106
Fax +27 (0) 11 295 9106
Website www.nedcor.co.za

NEDCOR 



05006192

1 March 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sir

Nedcor Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDCOR LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement released on the JSE Securities Exchange stock exchange new service (SENS) regarding the reviewed financial results for the year ended 31 December 2004.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully,



Jackie Katzin
Assistant Group Secretary


PROCESSED
MAR 08 2005
THOMSON
FINANCIAL

Reviewed financial results

for the year ended 31 December 2004



NEDCOR

- Headline earnings: R1 447 million
- Headline earnings, excluding foreign currency translation losses: R1 819 million
- Ordinary shareholders' equity up 55%
- Group Tier 1 capital adequacy ratio up from 5,0% to 8,1%
- Earnings volatility significantly reduced
- Recovery programme delivering tangible benefits
- Competitive, sustainable base established
- Group on track to meet 2007 targets

Overview

2004 was a year of delivering on commitments made to shareholders, reducing earnings volatility, improving risk management and establishing a competitive and sustainable base for growth. A detailed recovery programme was implemented with clear priorities and the directors are pleased to report that all key objectives of this programme have been achieved so far.

Headline earnings per share (excluding foreign currency translation losses) of 504 cents (2003: 502 cents) were ahead of the group's expectations. Headline earnings per share of 401 cents were significantly up from 19 cents in 2003. The group made attributable earnings per share of 270 cents (2003: attributable loss of 546 cents).

Management remains committed to a targeted return on equity (RoE) of 20% in 2007. Detailed plans for the next three years are in place to meet this target.

Delivering on commitments to shareholders

Nedcor gave shareholders a commitment to resolve the strategic, financial and risk management issues that had affected the performance of the group. Highlights of the year included:

- a thorough review of the balance sheet and the successful capital raising through the rights issue;
- a substantial reduction of the risk profile;
- appointment of a new and effective management team;
- setting a clear strategic direction for the group;
- a comprehensive restructure of the group to ensure improved accountability and better service to clients;
- delivery of the merger; and
- improved management information systems and financial reporting.

Balance sheet review and capital raising

Following the 2003 balance sheet review the group undertook a rights issue in May 2004, which was successful in raising R5,15 billion of Tier 1 capital and strengthening the group's capital base.

The group repaid R2,5 billion of subordinated debt (Tier 2 capital) from the rights issue proceeds. This improved the balance between Tier 1 and Tier 2 capital. The balance was used to reduce expensive funding.

Nedcor set a target of reaching a group Tier 1 capital adequacy ratio of at least 7,5% by the year-end and is pleased to report that, through the rights issue and proactive capital management, the group Tier 1 capital adequacy ratio at year-end was 8,1% and total group capital adequacy was 12,1%.

This provides the group with a strong foundation for future growth.

Substantially reduced risk profile

Significant steps have been taken to reduce a number of risks inherent in the group at the end of 2003:

- The improved capital position stabilised the group's credit ratings.
- The capital and earnings volatility arising from foreign exchange movements was substantially reduced. The group repatriated, converted and/or hedged R5 058 million of capital sensitive to foreign exchange movements. The foreign exchange translation loss reduced to R372 million in 2004 (2003: R1 416 million) within the income statement and from R181 million to R57 million within reserves.
- Interest rate risk was significantly reduced. An active hedging programme was implemented, swapping new term fixed-rate deposits to floating rates. In addition, the group's R6 billion fixed-rate subordinated debt issued in 2001 and 2002 was hedged against further interest rate movements from July 2004. Interest rate risk was further reduced, with the expensive unhedged fixed-rate negotiable certificates of deposit (NCDs), promissory notes (PNs) and retail fixed deposits in issue at December 2003 having matured by April 2004.
- The recovery programme, initiated to reverse the deterioration in the group's efficiency ratio, is starting to show positive results, which will impact in 2005.

A number of structural and operational improvements have been made to the group enterprise-wide risk management framework.

- The roles of the Chief Financial Officer and Chief Risk Officer were separated.
- Capital management was placed under the control of the Chief Financial Officer. This enabled the group to improve the allocation of capital to divisions to ensure optimum use of capital and enhance long-term capital planning.
- The Asset and Liability Management Committee (ALCO) was restructured to allow for a more effective and efficient decision-making process. The ALCO responsibilities were extended to include all interest rate risk management as well as the management of capital, foreign exchange, investment and market risks.
- Management processes have been redesigned to ensure a logical and streamlined framework to monitor risk and ensure governance.
- The group has completed its Financial Advisory and Intermediary Services Act (FAIS) licensing requirements. Progress has been made in complying with the Financial Intelligence Centre Act (FICA).
- The group is on track to meet its January 2008 Basel II commitments.

Management team in place

Additional appointments were made to the Group Executive Committee (Exco). Philip Wessels was appointed Chief Risk Officer in May and Mike Brown Chief Financial Officer in June, while Advocate Selby Baqwa was appointed Head of Group Compliance and Corporate Governance and joined Exco in November. Pete Beckwell, Head of Nedbank Retail, resigned to follow business interests in the agricultural sector and the Human Resources Director, Ivan Mzimela, left for a position in the leisure sector.

Rob Shuter was appointed Head of Nedbank Retail to replace Pete Backwell. Nolitha Fakude took on the responsibility for Corporate Strategy, Communications and Marketing from Rob Shuter and Derek Muller has assumed the additional portfolio of Human Resources until a new Head of Human Resources is appointed.

As a result of the internal appointments to the Exco, the group restructure and the retrenchment programme, all management positions in the group were reviewed and 70 of the top 100 managers were appointed to new positions during 2004. Throughout this process the group has been conscious of its employment equity commitments. While we acknowledge the transformation challenges facing the group, it is pleasing that the percentage of black managers improved from 23,3% to 26,8% during the year. At December 2004, 25% of the Exco was black and 19% of the top 100 managers was black. The number of women in the top 100 management group also improved from 8% to 20%.

Detailed balanced score cards with performance measures directly linked to the three year plan are in place for all top managers. These drive the calculation of management incentives.

Clear strategic direction

In Nedcor's interim report the following strategic focus areas were identified:

- to focus on the basics of banking by disposing of non-core assets, simplifying the brand strategy, optimising the asset and liability management and improving management information systems;
- to focus on growing the retail business and transactional banking in particular, while building on the group's strengths in the corporate and commercial sector;
- to focus on Southern Africa and retain only core offshore operations;
- to attract, retain and develop staff, while building a client-centred culture, with an improvement in staff morale remaining a key focus;
- to align products and processes to optimise client service;
- to monitor client satisfaction on a constant basis, with client retention strategies firmly embedded in the recovery programme;
- to expand bancassurance; and
- to drive transformation and sustainability and to comply with the spirit of the Financial Sector Charter (FSC).

These focus areas have not changed, but the group conducted indepth scenario planning to test their appropriateness.

The strategic direction of the group has been communicated through staff workshops, roadshows and internal publications.

The group has consolidated its brand portfolio from 14 at the beginning of 2004 to eight brands in December. The group also plans, subject to shareholder approval, to change its name from Nedcor Limited to Nedbank Group Limited. This proposal will be put to shareholders at the group's annual general meeting in May 2005.

The planned disposal of non-core operations and assets is progressing well.

Offshore subsidiaries sold include:

A review of the international businesses resulted in the closure of the Asian operations, which reduced risk and will improve the return on ordinary shareholders' funds. Advances have been reduced to US$26 million (from over US$400 million), with no additional losses.

Repatriation of the capital from the Asian businesses commenced in October 2004 with the first US$1 million, followed by US$19 million in January 2005, and the balance is expected to be remitted in May 2005.

Onshore investments and subsidiaries disposed include:

Investment/Subsidiary	Proceeds Rm	Book value Rm	Profit/(loss) Rm
Century City – vacant land	82	80	2
NUEP*	38	17	21
Edward Nathan and Friedland	50	70	(20)
Endowment policies	1 252	1 280	(28)
Other	17	13	4
Total	1 439	1 460	(21)

** Following the partial sale and restructuring of Net1 Applied Technology Holdings (Aplitec) into Net1 UEPS Technologies (NUEP) Nedcor has reduced its shareholding in this group from 25% to 15%.*

The group has remaining non-core assets of approximately R1,1 billion that are earmarked for disposal.

The group reduced its office space needs and disposed of 17 buildings for R93,8 million at a profit of R20,0 million.

A reevaluation was conducted of all alliances and joint ventures and their role in the group's strategy. As a result, the alliance with the JD Group was terminated by mutual agreement and the group acquired Capital One's interests in the American Express and Peoples Lending joint ventures.

Comprehensive restructure

To align the group's structure with its strategy a comprehensive restructure was completed. The aim was to ensure better client focus and client service, while ensuring clear accountability, faster response times and an emphasis on improving the return on ordinary shareholders' equity.

The restructure was also designed to devolve product design and process, the credit approval function and branch and card operations to the line units.

The single biggest change to the group structure was the integration of areas of the former Technology and Operations Division into the client-facing divisions, and in particular into Nedbank Retail. Branch operations were fully integrated within Nedbank Retail. This entailed 850 interviews, with 454 new branch managers being appointed in 72 days and the transfer of more than 5 000 staff from the Central Operations Division to Nedbank Retail. In addition, several other functions, including card operations and the group call centres, were consolidated in Nedbank Retail. Product and process staff were transferred into client-facing divisions.

The restructure has not only achieved a more focused organisation, but resulted in operational efficiencies. The staff headcount *(excluding temporary staff) was reduced by 3 102 people from 24 205 to 21 103. This was achieved through the voluntary* retrenchment of 1 439 people, business-initiated retrenchment of a further 596 people, the sale of certain businesses and net natural attrition.

Divisions within the group are working well together, with a notable example being the new coverage model developed between Nedbank Corporate and Nedbank Capital to ensure that larger clients are effectively serviced through a single channel.

The minority interests in Peoples Bank were acquired and the management and the head office functions integrated into Nedbank Retail. Regulatory approval to integrate the Peoples Bank clients into Nedbank with effect from 1 February 2005 was received in December 2004 and the group will complete this integration during 2005.

Merger delivered

The remaining client migrations from the BoE merger were completed on time and within budget. A total of 115 000 BoE Business Banking clients, with loans of R10 billion and deposits of R4 billion, were migrated on to Nedbank systems, with a client loss of less than 3% (5% was expected at the time of the merger). 700 000 NBS clients, with deposits amounting to R7 billion, were migrated on to Nedbank and Peoples Bank systems, with minimal client loss. 12 600 contracts for Property Finance clients, with loans of R8 billion, were migrated on to the Property Finance SAP system, also with minimal client loss.

Improved management information systems (MIS)

The group committed itself to enhance financial disclosure and has achieved improved market and segmental disclosures.

A new internal funds transfer pricing system has been implemented and pro forma 2004 segmental results have been adjusted to reflect this.

The group also implemented an improved activity-justified transfer pricing process between divisions to allocate costs on a more accurate basis. While there are still central costs that could be charged to divisions, the process is substantially complete. This will facilitate more accurate product, channel and client profitability measures.

A risk-weighted capital allocation and charging methodology was introduced. This is being used as a foundation for more sophisticated risk-adjusted economic capital allocation, which will be implemented in 2006.

Liquid assets and cash reserving costs are no longer held at the centre, but are being charged to divisions.

These processes have resulted in more accurate and meaningful segmental analysis, improving the group's ability to evaluate and manage capital and helping management and investors to measure and benchmark divisional performance. 2003 segmental results have been restated for the above improvements to afford better comparability.

The group is in the process of redesigning its long-term financial architecture process framework.

Financial performance

Income attributable to shareholders of R974 million shows a significant turnaround from the loss of R1 600 million for the year to 31 December 2003.

Headline earnings of R1 447 million increased from the R55 million for the year to 31 December 2003. Headline earnings (excluding foreign currency translation losses) of R1 819 million was 23,7% above the R1 471 million reported in 2003.

Net interest income

Net interest income (NII) for the group increased by 11,1% from R6 808 million for the 2003 year to R7 567 million. The group's net interest margin for the year to December 2004 was 3,13%, up from 3,04% in 2003 (the group's previously reported margin for 2003 of 2,95% has been restated to give a more accurate reflection of the margin by changing the calculation of average interest-earning assets to exclude certain assets that do not generate margin income).

Margins are likely to improve further as a result of

- the expensive, unhedged short-dated fixed rate funding having matured by the end of April 2004;
- the positive endowment effect of the rights offer proceeds for the full year from 2005 onwards;
- offshore capital being repatriated and earning higher yields in rands;
- the hedging of the fixed-rate subordinated debt and its maturity profile; and
- the settlement of the expensive empowerment funding for Peoples Bank in April 2005.

Non-interest revenue

Non-interest revenue (NIR), excluding foreign currency translation losses, increased by 3,1% from R7 953 million in 2003 to R8 197 million. NIR before the AC133 adjustment increased by 8,3% from R7 441 million to R8 057 million, with commission and fees increasing by 9,8% from R5 208 million to R5 716 million.

The major factors that have contributed to the movement in NIR are set out below.

	2004 Rm	2003 Rm

Nedcor's three-year plan has a major focus on growing transactional NIR. This includes gaining more primary banking relationships with clients, increasing cross-sell and upsell actions and bancassurance initiatives. The group was awarded a number of significant corporate and business banking transactional mandates in 2004.

Foreign exchange translation losses

The group incurred a foreign currency translation loss of R372 million (2003: R1 416 million) as the rand strengthened during 2004 from R6,63 to US$1,00 at 31 December 2003 and to R5,63 to US$1,00 on 31 December 2004. The group historically held excess levels of capital in its offshore operations and repatriated, restructured and/or hedged foreign capital during the year, reducing exposure to foreign currency translation movements by 71%, as set out below.

Rm	FX sensitive	Non-FX sensitive	Total
December 2003 FX exposure	7 146	2 122	9 268
Capital repatriated and foreign dividends	(760)		(760)
Preference funding repatriated	(1 956)		(1 956)
Sale of subsidiaries and foreign restructuring	(1 605)	(118)	(1 723)
Loss on translation	(372)		(372)
Hedge of future capital repatriation	(365)		(365)
December 2004 FX exposure	2 088	2 004	4 092

Note: FX = foreign exchange

If the group had not taken these active steps, foreign currency translation losses would have amounted to R929 million.

The adoption of International Financial Reporting Standards (IFRS) from 2005 onwards will lead to a larger portion of the foreign currency translation profits or losses being treated as movements in the balance sheet foreign currency translation reserve rather than as income statement profits and losses.

Credit impairments

In line with the favourable credit environment the bad debt experience within Nedcor improved, with non-performing assets reducing from R8 444 million in December 2003 to R7 488 million, including disposals and write-downs of R527 million of properties in possession. Recoveries of bad debts increased from R98 million in 2003 to R227 million. The only major credit impairment was in Peoples Bank, where a once-off adjustment in the first six months of some R90 million resulted from the refinement of AC133 default ratios and the recognition of certain concentration risks in the mortgage book.

All minimum regulatory provision requirements were met.

In the absence of any significant deterioration in economic conditions, the credit outlook remains positive.

Expenses

Operating expenses increased by R736 million (7,1%) from R10 305 million in 2003 to R11 041 million. This movement is mainly attributable to the following:

Factors resulting in an increase/(decrease) in expenses	Rm
First-time consolidation of subsidiaries	69
Decrease in expenses from subsidiaries disposed of	(106)
Increase in Nedbank Namibia and Tando (Swisscard) consolidated for the first time during the second half of 2003	135
Normalisation of bonus provision in 2004	462
Excess of actual costs over 2003 estimates	75
Increase in fees paid to originators	109
Additional regulatory costs for Basel II and FICA	103
Increase in provision for transaction taxes	112
Benefit from expense merger synergies	(117)
Benefit from expense recovery synergies	(531)
	311
Other movement mainly due to inflation	425
Total increase in expenses	736

The group will continue its focus on costs to ensure revenue growth exceeds expense growth.

Alliance partner fees moved from payment of a profit share of R4 million to R70 million, primarily as a result of the profitability of the Capital One alliances prior to their termination.

Recovery expenditure of R379 million includes retrenchment costs of R298 million. As indicated in November 2004, certain recovery costs were held over to 2005 and the group estimates that further restructuring costs of R59 million will be incurred in 2005.

Merger costs during the period amounted to R246 million, slightly below the original estimate for the year. A final contingency of R107 million is projected for 2005. The group will complete the merger in the first quarter of 2005, within the R868 million once-off costs previously communicated to the market. The group has realised R634 million of synergies from the merger to date and is on track to realise in 2005 the balance of the R700 million initially anticipated.

The cost-to-income ratio, excluding foreign exchange translation losses, was 74,5% (2003: 72,5%). Significant improvements to this ratio are anticipated as a result of the recovery programme from 2005 onwards. When the once-off recovery and merger costs are excluded, the efficiency ratio is 70,5%.

Taxation

The effective tax rate of 29% is higher than initially anticipated, as R126 million of additional provisions have been raised for potential taxation liabilities. The tax rate was impacted positively by a R342 million (2003: R356 million) credit on the tax line arising from AC102 treatment of structured finance transactions. This credit is offset by lower reported margin income on these transactions.

The taxation charge is also lower as a result of a saving in secondary tax on companies (STC) due to the high acceptance rate of the 2003 final capitalisation award.

The tax rate should be lower in 2005, but the sustainable tax rate will trend to between 25% and 30%, once historical structured finance transactions have wound down.

Capital items

The capital items comprise:

Rm	2004	2003
Goodwill amortisation	**251**	424
Goodwill impairment	**123**	1 379
Impairment of software and development costs	**90**	134
Impairment of fixed assets and equipment	**23**	105
Profit on sale of buildings	**(20)**	(29)
Disposal of the various subsidiaries and other non-core investments	**43**	(320)
Total before taxation	**510**	1 693
Taxation	**37**	38
Total	**473**	1 655

The adoption of IFRS from 2005 onwards will result in goodwill no longer being amortised, but being subject to an impairment assessment at each reporting period.

Balance sheet

Capital

The rights issue raised capital of R5,15 billion. This, together with improved earnings, the realisation of non-core investments, the focus on managing advances growth and the reduction of foreign currency exposures, all contributed to increasing the group's Tier 1 capital adequacy ratio from 5,0% at 31 December 2003 to 8,1% at 31 December 2004.

Deposits

All expensive unhedged fixed-rate funding, in the form of NCDs, PNs and retail fixed deposits amounting to approximately R24 billion in December 2003, matured in the first half of the year. Structural shifts in the group's funding mix reduced the cost of funds.

Advances

Advances increased by 5,3% from R210,1 billion in December 2003 to R221,1 billion at 31 December 2004. The group actively reduced certain categories of low-yielding corporate short-term loans and followed a generally cautious approach to asset growth prior to the completion of the rights issue.

The overall loss of market share was disappointing, with retail average advances growing by 13,4%, but lagging competitor growth, and corporate average advances reducing by 6,3%, mainly as a result of the R6,2 billion balance sheet efficiency programme initiated to optimise the use of capital and generally slow demand for credit in the corporate environment.

Divisional overview

Divisional management reporting has been enhanced with the introduction of liquid assets and cash reserving charges, improved activity-justified cost transfer pricing and better capital allocation methodologies. The inclusion of funds transfer pricing from 2005 and the establishment of an improved baseline will allow for more meaningful segmental reporting.

Nedbank Capital

Nedbank Capital achieved a 5% growth in headline earnings from R837 million to R878 million and an RoE of 31%, in an environment of more subdued trading conditions. Strategic recovery and merger programme expenses of R52 million (2003: R27 million) also negatively impacted Nedbank Capital's results.

Activity accelerated during the second half of the year, particularly in respect of BEE transactions. These included Telkom, Incwala Platinum, Metropolitan Life and Dimension Data. Private Equity had an excellent year.

Nedbank Capital was restructured to create focus and optimise client service. A new Executive Committee was established, the component businesses colocated into the head office building and the division streamlined to eliminate duplication and optimise resources.

A focused debt and equity capital markets business was created to align the trading and structuring functions. Good progress was made in delivering a single house approach to add value to the client base. The minority interests in NIB Namibia were bought out and the business consolidated. A more rigorous process was put in place for developing, monitoring and converting the transaction pipeline.

A closer working relationship was developed with both Nedbank Corporate and Old Mutual to focus on improved client service and cross-sell opportunities. During August Nedbank Capital took responsibility for the Nedbank London branch. Staff were colocated with Old Mutual Plc and a matrix reporting structure with Nedbank Corporate introduced.

The consolidated Nedbank Capital brand is starting to achieve recognition in the market, which is reflected in the major investment banking league tables. The division has a strong pipeline of potential deals for 2005.

Nedbank Corporate

Nedbank Corporate increased headline earnings by 14,7% from R1 841 million to R2 112 million, despite the asset reduction programme and the endowment impact of the lower interest rate environment. Nedbank Corporate improved its RoE from 19,0% in 2003 to 23,4%.

This increase in earnings can be mainly attributed to:

- growth in business volumes;
- improvement in the funding margin;
- price increase in non-interest revenues;
- first-time full-year consolidation of Nedbank Namibia, as well as the consolidation of Fasic;